                                                                   EXHIBIT 10(f)

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.

               SUPPLEMENTAL RETIREMENT INVESTMENT PLAN ("SRIP")
                (adopted 11/14/89; as amended through 6/30/00)

     The accrual and payment of benefits under the Company's Retirement Investment Fund Plan ("RIFP") may be limited by present and future government rules covering qualified plans. A non-qualified Supplemental Retirement Investment Plan ("SRIP") is hereby established to accrue each year and pay upon retirement or other termination of employment that part of the RIFP benefits that, because of governmentally imposed limitations, cannot be accrued or paid by the qualified plan.

     This Plan shall be unfunded and shall be administered by a SRIP Committee (the "Committee"), the members of which shall be the same individuals as those comprising the RIFP Administrative Committee, using on and after October 1, 1994 the record-keeping and accounting services of the Vanguard Group, Inc. ("Vanguard").

     The SRIP Plan Year shall be the same as that of the RIFP.

     Any employee who is a Participant in the Company's RIFP and for whom benefits calculated under this Plan would exceed benefits calculated under the RIFP is also a Participant in this Plan.

     For purposes of this Plan, "Compensation" is defined as follows:

          "`Compensation' of any Participant shall mean the basic rate of monthly compensation from the Company in effect for him or her on the Compensation Date (as defined in the RIFP), including one-twelfth of any earnings deferred by him or her in respect of the Plan Year pursuant to a then effective cash or deferred wage and salary conversion agreement ("CODA") under Section 401(k) of the Internal Revenue Code, but excluding compensation for overtime service, shift differential, bonuses, commissions and all other forms of fringe compensation or benefits and any amount contributed for him or her by the Company to any public or private employee benefit plan, including this Plan, other than contributions corresponding to CODA reductions referred to above."

     Amounts of benefits and rate of compensation calculated for this Plan shall not be subject to limitations imposed by governmental enactments, rules or regulations concerning qualified benefit plans, including those limitation embodied in the RIFP under the "Compensation" and "Nondiscrimination Requirements" sections.

     The calculation of benefits under this Plan for any Plan Year for any Participant shall be performed as follows: First, the percentage of total "Compensation" (calculated under the provisions of the RIFP then in effect) of all RIFP Participants for such year represented by the Company's total contribution to the RIFP for such year shall be determined to the third decimal place. Such percentage shall then be applied to the "Compensation" (calculated under the provisions of this Plan) for such Plan year of such Participant in this Plan to determine his or her total allocation. Benefits accrued each Plan Year under this Plan for such Participant and allocated to his or her account shall be the excess, if any, of the allocation calculated as described above for this Plan over the contribution allocable to the Participant for the same Plan Year under the Company's RIFP and shall be payable in an all-cash, lump sum payment at the same time as the Participant's benefits under the RIFP.

     The annual benefit allocated to each Participant's account under this Plan shall be credited to each

Participant's SRIP account with Vanguard at the end of or as soon as practicable following the applicable Plan Year and thereafter shall be increased or decreased in accordance with the investment performance of that one or more of the following Vanguard mutual funds selected by the Participant as a measurement vehicle for his(her) SRIP account, until actually paid out to the Participant from the general assets of IFF:

     Vanguard Money Market Reserves Prime Portfolio
     Vanguard Bond Index Fund-Total Bond Market Portfolio
     Vanguard Long-Term Corporate Bond Portfolio
     Vanguard Index Trust 500 Portfolio
     Vanguard U.S. Growth Portfolio
     Vanguard International Growth Portfolio

     The Participant may change from time to time his(her) selection of the measurement vehicle(s) for his(her) SRIP account by notice to, and in accordance with the procedures established by, Vanguard.

     Amounts payable under this Plan shall not be assignable or subject to attachment or levy of any kind and may not be borrowed against or withdrawn prior to retirement or other termination of employment.

     The Company may terminate this Plan at any time, whereupon the rights of Participants to their benefits accrued and adjusted as aforesaid to the date of such termination shall be nonforfeitable. The Company may amend this Plan at any time by action of the Board of Directors but no amendment shall cause a reduction in the amounts theretofore credited to any Participant, adjusted as aforesaid.

     The effective date of this Plan shall be November 14, 1989, and benefits shall be calculated and accrued hereunder for the 1989 Plan Year and subsequent Plan Years.